Filed by: TIER REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc. (Commission File No.: 001-37512)

On March 25, 2019, Mr. Scott Fordham, Chief Executive Officer of TIER REIT, Inc., circulated the below e-mail to all employees of TIER REIT, Inc.:

Subject Line:  Announcement of TIER REIT Merger with Cousins Properties

Dear TIER REIT Team:

As you may be aware, TIER REIT and Cousins Properties issued a joint press release earlier today announcing that the two companies have entered into an agreement to merge.  This occurred after careful consideration by our Board of Directors and a unanimous vote to approve the merger.

The merger of TIER REIT and Cousins combines two impressive portfolios to create the premier office REIT within the Sun Belt.  Cousins has offered a premium of 15.6% to our current share price of $25.48.  Each share of TIER REIT will be converted into 2.98 shares of Cousins’ stock.  The merger is anticipated to close by the end of the third quarter, and the combined company will be led by the Cousins’ senior management team.

This news will take some time for you to process and digest.  I understand that the most important question on your mind is how does this impact you individually.  For now, it is business as usual.   There will be no change regarding your job responsibilities, pay or benefits.  Final organizational plans will be developed over the next couple of months, before the closing of the merger.

For the benefit of those corporate employees not retained by Cousins, we have adopted a generous severance program.  More specific details will be communicated to you as decisions are made about the organization, but in general, anyone terminated as a result of the merger will be entitled to receive the following benefits:

•                  12 months’ base salary;

•                  a pro-rated 2019 bonus; and

•                  up to 18 months of company-paid COBRA health continuation.

The severance program is designed to provide generous protection for you to help us get to the finish line.

I will count on all of you over the coming months to ensure that TIER REIT continues to perform at a high level as we prepare to enter the next stage of our existence as part of Cousins.  As best we can, our Human Resources and Executive teams are available to answer your questions.  The next few months will be difficult as we all balance executing our job responsibilities with both personal and professional changes.

A joint TIER REIT/Cousins conference call with investors and analysts will be held today at 7:30 a.m. Central.  The dial-in number for the call is included in the attached press release.  I would encourage you to listen in.  I will also host a company meeting and call for TIER REIT employees today at 1:00 p.m. Central to share additional detail and context regarding the merger.

Thank you again for your continued hard work and dedication over the next few months.

Scott

FAQs

1.              What was announced today?

a.              TIER REIT and Cousins Properties announced that they have entered into an agreement to merge.

b.              The offer from Cousins provides our stockholders with immediate and compelling value for their investment.

2.              Who is Cousins Properties?

a.              Cousins is a publicly-traded REIT based in Atlanta.

b.              Cousins focuses on development, acquisition, leasing and property management of Class A office towers in high-growth Sun Belt markets.

3.              Who will be leading the combined company?

a.              TIER REIT will be merged with and into a newly-formed, wholly owned subsidiary of Cousins, with the new entity surviving the merger and retaining the Cousins name.  The Cousins’ senior management team will lead the combined organization.

4.              When will the merger be completed?

a.              We anticipate that the merger will close by the end of the third quarter of this year.

5.              Are there any planned organizational announcements either before or after the merger closes?

a.              Before the closing of the transaction, we will continue to conduct business as usual as consistent with our past practice.  There will be no changes to any employee’s role, pay or benefits before the transaction closes.

b.              We understand that this is an anxious time for all employees.  When combining two independent companies, it is inevitable that there will be some overlap in job function.  In situations where job functions overlap and there are position eliminations, you may be eligible to apply for open positions that are available.  We do not anticipate any job function overlap at the properties and believe that all property-level personnel will be retained.  In any event, we will communicate information in a timely and sensitive manner.

6.              Who do I contact if I have more questions?

a.              If you have additional questions, please contact Greg Walton, Vice President — Human Resources.

7.              What should I do if I’m contacted by people outside of TIER REIT?

a.              If you receive any external inquiries, please direct them to Scott McLaughlin, Senior Vice President — Investor Relations and Tax.   Scott is the appropriate individual to address any external inquiries.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and TIER REIT, Inc. (“TIER”) operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT

DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.